SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33126; 812-14734

AXA Equitable Life Insurance Company, et al.

June 19, 2018

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of Application for an order approving the terms of certain offers of exchange pursuant to

section 11 of the Investment Company Act of 1940, as amended (the "1940 Act"). Applicants

request an order approving the terms of certain offers of exchange between certain separate

accounts supporting variable annuity contracts and certain registered open-end management

investment companies.

Applicants: AXA Equitable Life Insurance Company ("AXA Equitable"), a New York stock life

insurance company; Separate Account A of AXA Equitable Life Insurance Company ("Separate

Account A"), registered under the 1940 Act as a unit investment trust and a "separate account" as

defined in section 2(a)(37) of the 1940 Act; AXA Advisors, LLC ("AXA Advisors"); AXA

Distributors, LLC ("AXA Distributors"); ALPS Distributors, Inc. ("ALPS Distributors"); and

AllianceBernstein Investments, Inc. ("ABI" and, together with AXA Equitable, Separate Account

A, AXA Advisors, AXA Distributors, ALPS Distributors, and ABI, the "Applicants").[1]

Filing Dates: The application was filed on January 10, 2017, and amended on June 23, 2017;

November 21, 2017; and April 10, 2018.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving the Applicants with a copy of the request, personally or by

---

[1] Each of AXA Advisors, AXA Distributors, ALPS Distributors, and ABI are registered with the Commission as broker-dealers and are members of the Financial Industry Regulatory Authority.

mail. Hearing requests should be received by the Commission by 5:30 p.m. on Monday, July 16, 2018 and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the 1940 Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Shane Daly, AXA Equitable Life Insurance Company, 1290 Avenue of the Americas, New York, NY, 10104; and Christopher E. Palmer, Esq., and Andrew L. Zutz, Esq., Goodwin Proctor LLP, 901 New York Avenue NW, Washington, DC, 20001.

FOR FURTHER INFORMATION CONTACT: James D. McGinnis, Senior Counsel, at (202) 551-3025, or Parisa Haghshenas, Branch Chief, at (202) 551-6723 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Summary of the Application

1.   Applicants seek an order on behalf of AXA Equitable and any current or future affiliated life insurance company (each, an "Insurance Company" and, collectively, the "Insurance Companies"), Separate Account A and any current or future separate account of an Insurance Company (each, a "Separate Account" and, collectively, the "Separate Accounts"), and AXA Advisors, AXA Distributors, ALPS Distributors, ABI, and any current or future

broker-dealer serving as principal underwriter of variable annuity contracts issued by an Insurance Company or registered open-end management investment companies advised by an affiliate of an Insurance Company.

2. Separate Account A is registered under the 1940 Act as a unit investment trust for the purpose of funding certain variable annuity contracts issued by AXA Equitable (any such contract and any other current or future variable annuity contract issued by an Insurance Company that is funded by a Separate Account is hereinafter referred to as a "Contract" and collectively, the "Contracts"). Security interests under the Contracts have been registered under the Securities Act of 1933. The Contracts currently offer various subaccounts of Separate Account A, each of which invests exclusively in a single corresponding portfolio of EQ Advisors Trust or AXA Premier VIP Trust (together, the "Affiliated Trusts") or certain unaffiliated trusts (the "Unaffiliated Trusts" and collectively with the Affiliated Trusts, the "Trusts"). The Trusts are registered under the 1940 Act as open-end management investment companies with multiple separate series or portfolios. The Contracts may offer additional subaccounts of Separate Account A or any other Separate Account in the future, each of which may invest in any current or future portfolio of the Affiliated Trusts or in any current or future registered open-end management investment company, or series thereof, advised by AXA Equitable Funds Management Group, LLC ("AXA FMG") or an affiliate. AXA Advisors and AXA Distributors currently serve as the distributors and principal underwriters of the Contracts.

3. Applicants and their affiliates propose to offer the AXA Retirement 360 Defined Contribution Program, a retirement program designed to provide participants ("Participants") in a single coordinated program selection of investment options, including both Contracts and mutual fund options, and the ongoing ability to transfer their account values among one or more investment options without charge (the "Program").

4.   AXA Equitable has issued certain Contracts that it will make available under the Program at or following its inception. The Contracts will be offered to new retirement plan customers, and existing Contract owners will have the option to elect to participate in the Program. The Contracts permit Contract owners to allocate Contract value to and among the various subaccounts of the Separate Accounts (any such current or future subaccount is hereinafter referred to as a "Subaccount" and, collectively, the "Subaccounts"). Each current Subaccount invests in a portfolio of the Trusts. Each Contract permits transfers of Contract value among the Subaccounts subject to certain restrictions set forth in the Contract prospectus.

5.   Applicants and their affiliates propose in the future to expand the investment options under the Program to include certain current or future investment companies, or series thereof, advised by AXA FMG or an affiliate (each an "Affiliated Fund" and, collectively, the "Affiliated Funds"), such that Participants in the Program may allocate their investments to a Contract and/or to certain Affiliated Funds.[2] Under existing procedures and established exemptive rules,[3] exchanges may be made among the Subaccounts and exchanges may be made among Affiliated Funds. With respect to exchanges from a Subaccount to an Affiliated Fund, the Affiliated Fund shares will have no front-end sales charge and any otherwise applicable sales charge or other withdrawal charge on withdrawals from or surrenders of the Contract will be

---

[2] Participants may also direct investments under the Program to investment options under annuity contracts that do not utilize a separate account registered under the 1940 Act (the "Non-1940 Act Investment Options"). Because the interests in the Non-1940 Act Investment Options are not securities issued by a registered investment company, exchanges involving those interests are not subject to Section 11 of the 1940 Act. No exemptive relief is being sought in this Application with respect to exchanges to and from the Non-1940 Act Options. Participants may also direct investments to registered open-end investment companies (*i.e.*, mutual funds) for which Applicants or their affiliates do not serve as investment adviser or principal underwriter (the "Unaffiliated Funds"). Because Unaffiliated Funds and their principal underwriters are not affiliated with Applicants, and because there will be no agreement, formally or informally, between any two Unaffiliated Fund families to offer a waiver of sales load or some other incentive for an exchange of shares from one Unaffiliated Fund family to the other in connection with the Program, Applicants believe that exchanges involving shares of such Unaffiliated Mutual Funds are not subject to Section 11 of the 1940 Act pursuant to Commission staff guidance. *See, e.g., Alexander Hamilton Funds*, SEC No-Action Letter (pub. avail. July 20, 1994).

[3] See 1940 Act rules 11a-2 and 11a-3.

waived. Similarly, with respect to exchanges from an Affiliated Fund to a Subaccount, the Affiliated Fund shares will have no deferred sales charge and the Contracts will have no front-end sales charge. Further specifics relating to the proposed offers of exchange (the "Exchange Offers") are described in detail in the application.

6.   Applicants request that the Commission issue an order pursuant to section 11 of the 1940 Act approving the terms of the Exchange Offers; in particular, Applicants propose that Participants be permitted to transfer value: (1) from a Subaccount to an Affiliated Fund; and (2) from an Affiliated Fund to a Subaccount. Any order approving the Exchange Offers would be subject to the terms and conditions stated in the application with regard to such transfers.

7.   Applicants state that exchanges will be subject to any rules or procedures established under the Contract or established by the Affiliated Funds with respect to transfers and redemptions generally, including minimum transfer amounts and policies and procedures relating to frequent transfers and abusive trading practices. Applicants also reserve the right to implement exchange limitations for the Program generally, although Applicants state that they have no intention of implementing any such limitations and would seek to do so primarily for the purpose of addressing any apparent abusive practices in connection with the exchanges that may arise.

8.   Applicants state that no fees or charges will be assessed in connection with any exchange from a Subaccount to an Affiliated Fund or from an Affiliated Fund to a Subaccount. In this regard, the Insurance Company will waive any otherwise applicable sales charge or other withdrawal charge on withdrawals from or surrenders of the Contract in connection with an exchange from a Subaccount to an Affiliated Fund.

9.   Applicants state that they intend to make this exchange feature available on an ongoing basis to all Participants but reserve the right to terminate or materially amend the offer with respect to all or any of the investment options with advance notice to affected Participants at

least 60 days prior to the date of termination or the effective date of the amendment, subject to limited exceptions described in the application.

10.   Because each of the proposed Exchange Offers involves a unit investment trust, Section 11(c) of the 1940 Act makes Section 11(a) applicable irrespective of the basis of the exchange. Applicants represent that the proposed Exchange Offers do not involve any of the abuses that section 11 is designed to prevent. Applicants state that there is no possibility of such abuse because the Exchange Offers will be based on the relative net asset values or unit values of the interest being exchange and no fees or charges will be assessed in connection with any exchange from a Subaccount to any Affiliated Fund or from an Affiliated Fund to a Subaccount. In addition, the Contracts to not impose any sales charges on investments in the Contracts, and any withdrawal charges imposed by any Contracts will be waived in connection with any exchange from a Subaccount to any other Subaccount or to any other investment option available under the Program, including any Affiliated Fund and any Unaffiliated Fund. Following any such exchange, any withdrawal charge that might otherwise be deducted upon subsequent withdrawal from or surrender of a Contract will be waived and any sales charge that might otherwise be applicable to any Subaccount or to any other investment option available under the Program when subsequently sold will be waived.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary